FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Brodsky Julian A.	2. Date of Event Requiring Statement (Month/Day/Year) November 18, 2002	4. Issuer Name and Ticker or Trading Symbol Comcast Corporation (formerly named AT&T Comcast Corporation): CMCSA and CMCSK
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Vice Chairman	6.If Amendment, Date of Original (Month/Day/Year)
(Street) Philadelphia PA 19102			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Beneficially Owned
1 Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
(1)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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FORM 3 (continued)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
				(1)	(1)

Explanation of Responses:

(1)	Shares and options to purchase shares of Issuer common stock were acquired pursuant to the merger of each of Comcast Holdings Corporation (formerly named Comcast Corporation) and AT&T Broadband Corp. with wholly-owned subsidiaries of the Issuer. These acquisitions will be reported on Form 4 on November 20, 2002.

/s/ Julian A. Brodsky	November 18, 2002

** Signature of Reporting Person	Date
Julian A. Brodsky

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.